Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Registration Number: 333-181250

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
PNR—Pentair, Inc. at Electrical Products Group Conference
EVENT DATE/TIME: MAY 22, 2012 / 06:00PM GMT

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

CORPORATE PARTICIPANTS

Randy Hogan Pentair, Inc. - Chairman and CEO

  PRESENTATION

Unidentified Participant

   So the first time at EPG, we’re very excited to introduce Randy Hogan, CEO of Pentair. Thanks.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Thank you, Nigel. It’s great to be here at EPG, and I’m really excited to tell you about Pentair and our new path forward, and I’ll spend the majority of my time talking about that.

The forward-looking statements — you know what that looks like.

What I’m going to talk about today is talk about the strategic roadmap that we have been following and will continue to follow with the merger with Flow Control — Tyco Flow Control. We’re going to talk about why we see Pentair and the Flow Control business as a great fit. I’m going to give you an update on the synergies and how we’re approaching integration and tell you why today I’m even more confident in the level of synergies we talked about, and then more detail around that by going through the integration plan. So let me start.

The Tyco Flow Control merger is not the first big change we’ve had at Pentair. We have a history of remaking the business. And just over the last 10 years, two things that we’ve done to remake the business was, one, we transformed the portfolio back in 2004, exiting our largest business, power tools, to become a major player in water.

And, secondly, and I think almost more importantly, we were a loosely affiliated group of 25 companies 12 years ago, and we committed to a path of lean, which we call the Pentair Integrated Management System, and have used that to transform ourselves from being a holding company into an operating company, and that’s important in terms of how we add value going forward. So Tyco Flow Control fits in that.

Now, as we think about strategy, even though we call ourselves an operating company and are operating our businesses well, we look at two things. We want to be in businesses that have good growth prospects, and we want to be in businesses that can control their own destiny. Those are the only two things, and we’ve been very disciplined about making sure that we invest in businesses that meet those two attributes and just invest and even sell at times businesses that don’t meet those two attributes. And those two attributes were exactly what brought us to Flow Control.

Now, our performance over the last few years — this is just Pentair standalone coming out of the abyss — our performance was strong, strong despite that fact that 36% of our sales go into residential markets, as good as or better than most of our peers with a big residential exposure, and we’re able to convert, as we have over the last 12 years in all but one year, over 100% of our net income into free cash flow, which is something that we’re committed to as a company.

Just a quick update on where we see things today. We had our earnings announcement. We’re not — we don’t give mid-quarter updates, so this really reflects kind of how we saw the world at our last update. But the secular trends we’re focused on — energy efficiency, sustainability, and scarcity — still bear witness to give us good growth opportunities.

Those growth investments, particularly reading out in energy, where we’re building our backlog — this again, Pentair alone, the food and beverage business, and the fast-growth regions with a little bit of a slow start in China that we talked about in the last quarter, and very steady industrial growth, mid-single-digits kind of industrial growth.

Our price and inflation dynamics is positive. We have raised prices. It is reading out. And this quarter, the second quarter we anniversary the CPT, Clean Process Technologies, acquisition that we did a year ago, and that is building a backlog that’s going to look very good for us in the second half.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

And, finally, we talked before about Western European weakness. Western Europe is an important market for us for residential and electronics, in particular, and the municipal headwinds, largely in the US, have remained, and that’s as we see things. Currency looks like it might be a little bit weaker.

So that’s sort of an update on how we see the world today. Now, let me turn back to the strategy and Tyco.

This is our strategic roadmap. It has four key elements. The first is we’ve been investing in time on more and more innovative technologies. Those technology investments have been around scarcity and energy efficiency and sustainability, not sustainability because we want to wrap ourselves in a green cloak and look nice, but we believe that there are markets where sustainability can make you money.

We’ve been investing a lot in fast-growth regions and that has actually been a drag on our margin improvement over time, but it’s something that we know we need to do because we’re not skewed , Pentair alone, heavily enough toward the fast-growth markets.

Then, finally, I mentioned the Pentair Integrated Management System that we’re committed to. It is a value creator. It is something that we’re using on acquisitions, and it’s something we’re going to use going forward, and it’s a key part of any strategy that we implement.

The Pentair Integrated Management System has four elements. The first is lean enterprise, which we started 14 years ago in Pentair in our Technical Products business, and it’s about delivering safety, quality, delivery, cost, and cash. It is more than productivity programs; it is a cultural mindset.

The second thing is we’re all escapees from larger companies, and we saw what good and disciplined mean in terms of attracting top talent, and we put those in place.

To that, we have a disciplined product development process we call 3D, which is Discover, Develop, and Deploy. That’s what the three Ds are.

And then, finally, we’ve added a rapid growth — what we call Rapid Growth Process, the same kind of Lean thinking to try to drive organic growth at a higher level, to turn growth from a game of chance into a game of skill.

Now, given that is our strategy, why is Tyco Flow Control and Pentair a great fit? It goes back to the thing that’s informed most of our focus over the last four years, and it’s what we call building Pentair to win in the new New World.

Now, for those of you who weren’t born in the US, when we were in school, we learned that the New World was the United States, particularly, but North America and South America, people leaving from the Eastern Hemisphere in and to seek new opportunities in the New World. I would submit to you that the new New World is every bit as exciting as that world was for our forbearers.

And that is, there’s four billion people that are middle class, and those four billion people are putting their demands, their rightful demands on food, on energy, on infrastructure, on industrialization, and it will not be denied.

And as I said, we like to be in businesses that have good growth prospects, and going from a billion middle-class people in 1990 to four billion today, that is a pretty extraordinary opportunity, and it fits into what we believe are our value-added propositions around satisfying resource scarcity, improving quality of life in the residential businesses, supporting industrialization, and supporting infrastructure.

Now, two-and-a-half years ago when we were going through our strategy, we identified valves and controls as an area that we thought was particularly attractive, and we identified thermal in our Technical Products side. And we actually talked about what the options were to get into that business. And we identified and talked to our board two-and-a-half years ago about Tyco Flow Control being the most attractive because it fit both. We liked the thermal business, and we liked the valve and controls business.

And thus, when Tyco announced that they were going to spin the businesses, we began the process of dialogue and reached a successful conclusion on the merger, which we announced March 28.

Now, it really is a great combination in a number of different ways. The first point is we have much more scale in fast-growth regions. It was our biggest weak point. It was also the place where we were investing most of our marketing, sales and even product development today, and as I mentioned, it’s been a drag on Pentair margin expansion.

We have better exposure — and I’ll come back to this — to the high-growth attractive verticals that we have technology for, and our reach wasn’t as big and broad as we needed it to be.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

It’s going to be strong from the start, and it’s going to be even stronger in the future. So we hit the ground running, and we’re going to have the strongest balance sheet that Pentair’s had in 15 years. So we’re much better positioned, we believe, to serve the global trends.

And just some of these data there — fast-growth regions will go from 18% to 25% of our sales. That’s day one, 18% to 25%. Energy sector — less than 10% of our sales to 25% of our sales. Residential — as I mentioned, it’s been over a third, 36%, and we’re still going to have exposure to it, but it’s going to be 20%, much better balanced.

We’re generally a very short-cycle business versus long by about 20% long cycle, 80% short cycle. We’re going to be much more balanced in terms of long and short cycle, which should make us more predictable.

And then, finally, as I mentioned, as a debt to EBITDA, we’ll be the strongest we’ve ever had. So it’s a great, great fit.

And this is how it fits. You see on the left, that’s what Pentair looks like with the two segments. The three segments that Tyco Flow intended to have — and what we’ll do going forward is we’ll have these three segments — Water and Fluid Solutions, about 45% of our sales; Flow Control, being about 30%; and then we’re renaming Equipment Protection Solutions, 25%. I’ll come back and talk about the details of that in a second.

Now, I mentioned that we have much better diversity across end market verticals, and they’re attractive end market verticals. This shows you the mix that we’re having — 35% industrial, 25% energy, still 20% residential, and you see the rest.

But the technologies that we have to serve those markets are value added and things the customers pay for, whether it’s heat tracing or whether it’s thermal management and enclosures on the equipment protection side, or whether it’s valves and pumps and filters on the energy side.

And expanded global reach. We will be very balanced in terms of our growth around our revenue around the world. We’ll be about 40% in the US and Canada, 35% in the developed rest of the world, and then 25% in fast-growth regions, with an objective to have that be a third within a few years.

Now, this chart is the chart that we showed before when we talked about our synergies, and I’m going to go in a little more depth, but just to ground it in this chart, you start with the two points in the middle.

On day one — day one should be about October 1st this year — we will begin with immediately $50 million of tax synergies that will be in place because of the structure we’re setting up with Tyco.

And, second, $40 million of cost avoidance, basically corporate costs that we don’t have to put in, at day one.

On top of that, there’s another $160 million in cost synergies that we have a clear roadmap to. And we believe there’s revenue synergies, and we haven’t put a number to it yet. So we’re even more confident today, having been belly to belly with people in the Flow Control business now for a number of days, that these are legitimate, and let me show you why.

As we’ve drilled in and looked at the cost synergies, that $200 million, and the $40 million day one plus the $160 million addition, basically, we have very realistic sourcing assumptions. Some would even say overly real — overly modest assumptions. Only $20 million in direct and $40 million in indirect.

In our early look in terms of just leveraging the scale of an $8 billion company on some of our purchases, as well as leveraging the best of both, or as what we could call choose and go of the relationships we have on the indirect side and then negotiating aggressively to take that lower cost in on indirect, we feel good about that.

The $25 million that we’re expecting from lean is fairly modest. It’s fairly modest. And we’ve already seen enough to know that lean is going to work, primarily because we know the leaders that are coming with us and we know that they get it and they want to be — they’ve just been in need of help in terms of staff to do it. Well, we have the staff, we have the process, so we’re going to choose PIMS and go.

And then, finally, in terms of global structure, we’ve got good visibility on that other $115 million. So that’s leveraging G&A, that’s leveraging marketing, that’s leveraging sales, and I’ll talk a little bit more about each of those. So we feel very good about that $200 million.

Now, one of the things that’s going to drive that $115 million is standardization, and we feel good about that because we’ve already had success. This shows just what we’ve done in Pentair from 2007 to 2011 in terms of reducing ERP platforms, reducing data centers, HR, accounting centers. We’ve saved about $70 million because we’ve been able to drive to the standardization.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

If you take a look at our best businesses, Technical Products and our Pool business, if you take a look at them, they’re on single ERPs. They’re on very few accounting centers, one in one case and two in the other. So we know this is leverage.

Well, that 27 there is going to go to 75 accounting centers. In valves and controls alone, they have 37 ERPs just in the valves and controls business.

So heavy lifting, but it’s lifting we know how to do and we know it’s highly impactful to do it.

So I mentioned the revenue synergies that we expect, and we haven’t put a number on it. There’s two reasons we haven’t put a number on it.

Number one is we’re actually not allowed to talk yet about customers and about details and who we’re selling to and the like.

The second is I want to make sure that the number we give you is as much of a promise as it is anything else.

But we know these categories, and we’ve firmed up that these are legitimate categories and the Flow Control people have validated them to us. Let me go through each.

The first is cross-selling across the global enterprise. We have very complementary product lines. If you walk through our factories where we build filtration systems or we build pump systems, you’ll see valves everywhere. Sometimes they’re Tyco valves. Frequently, they’re not. Tyco has a very broad array of valves, and we can basically in-source them and sell those valves instead.

Second is the other way. I was walking through the panel shop of the heat tracing business, and they have lots and lots of enclosures. Some of them are cooled. A few of them were hot enclosures, but less than half were hot enclosures. And it’s pretty clear that that will be a pretty easy cross-selling opportunity as long as the — well, the two presidents were actually negotiating price on that the other day.

But the greater fast-growth region presence, Tyco has much, much larger footprint in fast-growth regions. We don’t need all of the cost structure we have. That’s (inaudible) on the synergy side. But they have faster — I mean they have better reach into a lot of the more attractive segments, such as energy, such as power, such as mining, and that should accelerate us there.

And the way that it will accelerate us is category three here. It’s taking technologies from either side and combining it with the reach on the other side once we’re one company.

I’ll give you two very specific examples that we believe and Flow Control believes are things we can go after.

One is we make a new technology to separate natural gas liquids out of the gas stream. We have a very high hit rate or hit — a batting average on every one of those we bid. This is in Pentair. But we don’t have the frame agreement that Tyco Flow Control has with the oil and gas companies. We don’t have the reach that they have into the technical departments. So it’s a slow go.

Tyco Flow Control can actually take that product and sell it better than we can. They can basically bring us in and help validate and support it.

Another good example is we’re about to introduce later this summer the first nano filter ultrafiltration product to remove silica from water. The best application of that is to protect power equipment and power production. Right now, they use reverse osmosis systems. This will be a much cheaper system. Again, we don’t have huge presence in power, they do. So a couple of examples there.

And then, finally, one that will take longer to do but may be the most exciting synergy is actually to build a service business around their service platform. They have about — they have over 90 facilities around the world where they rebuild valves and they update controls. So they have certified mechanics. Sometimes they need certified mechanics. They can be trained to service pumps. They can work on our systems. It is not a, if you will, a reach in terms of confidence once trained.

We believe, and David Dunbar, who runs the Valves and Controls business believes, we can build a business out of that. And that’s exciting because we have in place in Vietnam and Saudi Arabia and China water systems that we put in place that we are not cost-effectively servicing. So we’re missing aftermarket opportunities, and we’re missing service revenue.

So I think there’s very legitimate opportunities in each of these four categories. Our intent is to have these dimensionalized by day 100, which I’ll come back to.

As we look at the integration and we think about how we’ll approach it, we’re being very disciplined about three timeframes. The first timeframe is that day 1 to 100; the second is day 500; and the third is day 1,000. And we have specific deliverables we want to have for each. In particular, day one to 100, it’s business continuity. We want to be in business on October 1. We want to have that $50 million in tax secured, the $40 million of cost avoidance in place. Want to be able to pay people, ship product, pay suppliers, and close the books.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

At the end of that 100-day period, we want to fill in the blanks around the revenue growth, fill in the blanks around some of the other cost synergies that we can’t yet talk about because we’re still two separate companies. By day 500, we want to have all of the execution done to deliver the cost synergies we talked about, as well as a number of the high opportunities for growth being executed.

And then finally, by day 1,000, be a $10 billion company that’s fully functional, delivering over $5 a share.

Now, we’re doing that by first ensuring that all eight GBUs deliver on their base plan, which you can see in the S4. On top of that, we want to ensure that we deliver those synergies we just talked about. So base plan plus synergies equals the numbers that we’ve talked about externally.

We want to elevate the functional capabilities. We are not at all Pollyannaish about what it means to double the size of the company. Right now, at $3.7 billion, we comfortably have our arms around that $3.7 billion. We do a good job of resource allocation, but it’s kind of informal. So, as an example, we need to have much more formality about how resources get allocated. That’s just an example of what I mean by functioning — higher functional capabilities.

We want to manage the potential risks. There’s a couple places we’ll take risk; there’s a couple places we won’t.

Number one is we won’t take risk on setting up a tax structure, we’re not going to take a risk on compliance, and we have a real strong focus on competitors. We’ve already talked with the Flow Control team about who some of the concerned people are and how can we help communicate to them about their future in this new combined company. I’m pleased to say that the reaction that we’re getting from people in Flow Control is quite positive about the combination.

And then, finally, we adopt what I — the term I used earlier — Choose and Go. We call our integration team Integration and Standardization because we believe a big opportunity is for us to take this first year together when people are expecting change and to drive to what we call better practice. Everyone knows about best practices. We don’t want the best practices; we just want to choose the better practice and go. So that’s what we mean by standardization.

So we’ll have over 30,000 people when this is all done, and we want to make sure they’re all aligned around making this work.

Now, the integration approaches — we have eight global business units, which I’ll go through in a little more detail in a second, but the first point is to prioritize and roll out the PIMS tool kit everywhere.

We have a handbook. We have a lean enterprise handbook written by Pentair employees. We will use Pentair employees to help do training, but we’ll also get some help on the outside to drive training and adopt and expand PIMS.

Now, we’re not going to do it in all 85 plants at once. We’re going to prioritize. We’re going to triage and hit the big opportunities first and work our way down. And we’re not done either inside Pentair. As you know, our water business is not yet performing consistently at the high standards.

I mentioned we’re going to standardize, choose quickly, and go around those standardization and then a big focus on avoiding and leveraging costs. A lot of the costs we need to get that $115 million in G and A in that $200 million, a lot of that is just not putting costs in that were in the base plans because we don’t have to put it in twice. So we have good control over that, we believe, and a good focus on that.

Now, here’s the eight GBUs —

Flow control will be about $2.5 billion. That’s basically run by — will be run by David Dunbar coming from Flow Control. It will be $2.5 billion. That’s about 30% in fast-growth markets today, and we think the, if you will, the synergies targets and the standardization target should yield about a 200-basis-point-improvement in ROS.

Water and Fluid Solution’s actually the highest. We’re going to put the WES business in there. We expect to get the highest incremental ROS there of 250 basis points because a lot of the benefits are going to accrue to not replacing costs, taking costs out, or not putting costs in the fast-growth markets for water.

And then the lowest, 150 basis points in Equipment Protection, which is why? They’re starting at the highest base. Their Thermal business and our Technical Products business are both pretty high-performing businesses right now.

So we’re starting to hone in on the specific goals that each of the GBUs will have going forward, and they will be put in place in the planning cycle.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

Now, this is a lot more detail than I know from sitting in back during Joe’s presentation, but none of you can read this. But it is in the book and printed very small since they printed them out small.

But where we are on the corporate side, $45 million in savings by 2015 — we’re almost done with this plan. We’re going to have this plan wrapped up very quickly, and we’re going to have the actual goals for each of the businesses rolled out on both sides. We’ll have the goals rolled out by the end of June.

In terms of direct sourcing, we’re looking to drive some up side here, but again, this is an area that we can’t talk directly yet, but we’re trying to identify, if you will, the high areas of opportunity.

On the lean and operating and indirect sourcing, we’ve improved our Pool business 300 basis points in warranty, and we’ve improved our Residential Flow business 150 basis points on warranty just from implementing lean. So that’s an example of what can be done fairly quickly with lean once adopted.

And we’ve now toured one of the factories, one of their better factories in valves and controls. I’m very excited about what we can do in lean. These are good products, these are good plants, and they’ve already begun the journey, and it’s one out on the bottom of the first. So we have a lot of improvement opportunity to go.

I mentioned the global selling, marketing, indirect sourcing. We don’t need three offices in Shanghai. We don’t need four offices in the Middle East. We’ll be able to take a look at these things and get a more coherent cost structure on the selling and marketing side. And then, as I mentioned, half of the savings we need on the G&A side is just not putting in cost that the base plans assumed we’d have to put in to grow because we don’t need to do things twice. Their base plan was about 10% G and A, Pentair runs about 7% — think about 7%.

So we feel really good about the early planning that we’ve had. We’ve already filed the preliminary S4, which has a lot more detail if you want it. We’ve got early termination on Hart-Scott-Rodino from the government. We’ve named our integration leader. We had a three-day meeting of 35 Flow Control people and a like number group of Pentair last week getting into this and beginning to write the integration playbook together with the help of Deloitte and Touche.

You know, I mentioned we’ve identified the business leaders and we’ve defined the reporting structure. My visits inside of Flow Control, together with those meetings last week, tell me that people are excited about this on both sides, on both sides, both Flow Control and Pentair. They’re excited about it. They’re at the right point in terms of driving change.

Now, we still have to submit the final S4 and proxy statement filing. Don’t see any issues there. We have some other regulatory approvals to get in other countries. Both groups of shareholders have to approve the deal. And then we, as I mentioned, are laying out the specifics in our synergy plan project by project, and that will be done before we close. So we think we’re on track. I think we’re maybe even a little ahead of plan on the integration.

So first 100 days, continuity and fast start. Day 500, growth and standardization in place. And Day 1000, we want to be a global leader, $10 billion in sales, serving our customers well, and winning together.

So that’s our summary, and with that, we’ll go to questions.

  QUESTION AND ANSWER

Unidentified Audience Member

   Just a couple questions on the revenue synergies and not sure how specific you could be, but looking at the current Pentair portfolio, I mean what percentage of the products in the current portfolio do you think that in the next year or two you’ll be able to sell more of because you own Tyco Flow?

And then the second question is just around timing, on when you think you might be able to quantify other revenue synergies, how you think that — I mean I assume after the deal closes.

Randy Hogan - Pentair, Inc. - Chairman and CEO

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

   Yes, what I mentioned is — I meant to say or may have was at that Day 100 point is to be able to tell you definitively how much we’ve gotten when in each of the categories. But I would say it’s between 10% and 20% that we could sell both way- both sides. It’s not 50% of our sales. I don’t think we could get incremental but 10 to 20, and that will be meaningful.

But, particularly, the places where the cross-selling are going to be interesting are between our process technologies GBU and our — and the valve and control and thermal businesses, and thermal, because they both have interesting reach into the energy space, mining and power.

And then in water, big opportunity for us is to sell some of our larger pumps in other markets like Australia and New Zealand, where they have great reach but they don’t have our line of pumps. And the head of that business has already said, “I can sell those. Give them to me.”

Unidentified Audience Member

   Randy, a few questions.

First one is we talked about this a little bit last night, but what do you see in terms of what you’re inheriting from an R&D perspective in terms of the level of investment that you place in Tyco?

And then the second question is around lean and the operational savings that you have, trying to sort of draw the two together for me in terms of those things are kind of low-hanging fruit —

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Sure, sure.

Unidentified Audience Member

   — and those things are really, as you lean out the enterprise, much longer term in nature.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes, you know, as we look at Flow Control, it feels a lot like Pentair businesses seven, eight years ago. Back then, Pentair was 1.5%, 1.4% of revenue as R&D. Now, we’ve raised that. Our long-term goal was to get that up to 4%, which excited the engineers, but we didn’t give them the 4%. We said we’ve got to have ideas first.

So we’re on 2.3% now last year, in 2011. I think that they’ll have that kind of a journey, too, maybe another percent. Now, that would probably be mostly in valves and controls because most of thermal is project engineering, so it doesn’t get booked as R & D; it gets booked into product costs.

But in the WES business, I haven’t got into it deep enough to know what their R&D really is, so it’s really on valves and controls I’ve spent more time looking, and I expect that that would go up.

Now, our view is we — the approach we’ve taken in Pentair is let’s drive productivity through lean, and let’s give one — for every two we get, let’s give one to the shareholders and let’s reinvest one. That’s basically our model. Let’s reinvest in R&D for product development or into channel with half of our gains and then let’s bring half of the gains down to margin and performance improvement. We’ll take that same philosophy. We already talked about it last week.

Unidentified Audience Member

   (Inaudible—microphone inaccessible).

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes, we have $35 million, I think, up there on lean, which is fairly modest. That’s in the 200.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

Unidentified Audience Member

   (Inaudible—microphone inaccessible).

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Because we haven’t finished our planning yet.

Unidentified Audience Member

   (Inaudible—microphone inaccessible).

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Dean?

Unidentified Audience Member

   Yes, Randy, in all the commotion about the integration plan and expectations of what the company looks like combined, it seems like Technical Products sometimes needs a better description, first of all, in terms of what’s in that business.

A couple people have asked is this a long-term strategic asset, but maybe spend a moment on the returns margins in this business —

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Sure.

Unidentified Audience Member

   — and why it has been part of the success of the company and where you see its business going forward.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes, great. Technical Products is basically enclosures and ancillary equipment that helps those enclosures work effectively, including thermal management. So it’s metal boxes in all kinds of sizes and shapes and other equipment around it, and then we make 18% return on that. How do you do that? Because we don’t sell metal boxes. That’s what they look like, but what they sell is safety and security in whatever way, shape, or form you get it — whatever way, shape, or form, you need it.

Now, that business is the place we started lean. It’s the place where we develop people. It’s really been a source of capability that we’ve leveraged across into water. It’s a very attractive business. It has ROIC well above 20%, and it’s not done. It still has a lot of room for opportunity.

And the thermal business, as we got into it with McLean and then we started looking into heat tracing, that was the connection, and there’s a lot of space in between to build that business. So it’s a highly attractive business that we think is a key part of our value proposition, and we’re — it will go into equipment. It will go into equipment protection, which we think is a better descriptor of what thermal is and what enclosures are.

Unidentified Audience Member

   And then would you just comment on the — part of the cost synergies is the tax benefit, tax arbitrage of redomiciling. We’ve heard that theme this week.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes, (inaudible).

Unidentified Audience Member

   Give us -- just take us through the numbers, what that means, how it’s implemented, and have you received any pushback politically on this move?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   I’ll start with the last one. No, we haven’t had any pushback on that because it’s pretty well-plowed ground.

Our $50 million is the net number. When you put both businesses together, we lose some of the things we’ve done, but we gain basically the debt pushdown. So it’s a net gain for us. It’s basically dropping our tax rate from 30% down to 24% to 26%.

Now, that’s just debt pushdown. There are other things that we can do and we’ve done before on the Pentair side, putting in place a TESCM, which is a total enterprise supply chain management model, which basically, if you will, operationalizes the tax structure. And so those opportunities are yet to go get.

And, in fact, I’ll just say we don’t have any -- we don’t have the cost to do that or shut down plants, but we also don’t have the benefits to shut down plants or to take the tax levels and then take tax down to the next level. But we certainly will be planning on those.

Yes, in the back, sorry.

Unidentified Audience Member

   Hi, Randy. You said early on, kind of expressing incremental confidence in some potential up side to synergies or achievability, however you want to put it, is it the items that you won’t know and won’t be able to quantify until we get closer to close? Or is it a number of big low-hanging fruit items that are already in the plan and that you can see and touch today? And I guess, if so, what would those consist of?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes, when we put those synergies out, just to -- a little color, basically seven people in Pentair and six people in Tyco were inside the loop on the negotiations. So we were doing it top down.

What’s really raised our confidence is we’ve now broadened those assumptions we took and validated them both with Pentair in the businesses and Tyco people in the businesses. So we know they’re the right subjects.

We haven’t raised the numbers because we haven’t requantified them yet, and we won’t until -- as I said, revenue -- until we can talk belly to belly about customers and about specific technologies and prices and things, we won’t be able to quantify that, and that won’t happen till you close. You’re just not allowed to talk about those things.

But some of the sourcing ones, we might be able to get better. It depends on what our clean team can find out as we go forward.

So it’s -- the way to think about it is we’re very confident in what we’ve said, but we’ve got to deliver those base plans, too. So right now, we think we want to deliver over $5 a share in 2015, and right now, we’re going to bulletproof our planning to get there. And as we see more, we’ll be able to talk about it, but we haven’t quantified more yet. We’re just highly confident We’re more and more confident on what we’ve told you already.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

Unidentified Audience Member

   Understood. And I guess just switching back to the base business real quick on, I guess, what is not base business yet in CPT, you mentioned backlog building into the second half and maybe delivering on that more aggressive plan there. How happy are you with the way the margins are building there? Obviously, in the first-half, margins (inaudible)?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   I would’ve liked to have seen more leveling out of CPT. When we bought them, we knew they were a fourth quarter weighted business. They were owned by private equity, and they didn’t really have a quarterly rhythm. And I would’ve liked to have more progress in terms of leveling it out.

That said, I’m looking forward to a good second half. And margins are advancing; we can see that. We can see that in the cost. Revenues are a little light in the first half, particularly in the municipal space on the water side. Food and beverage business is the more attractive of the businesses they serve, in terms of margins and the like, and that had some project flips in there, but that’s -- they’re both building for the second half.

Jeff had the question here.

Unidentified Audience Member

   Randy, maybe if you could just touch on the risks associated with Tyco Flow, that integration, and then does this deal make you re-think some of your legacy businesses as being non-core, some of the more commodity (inaudible) businesses?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   On the first one, I mean the risks that we’re focused on is we want to keep the talent. We want to keep the talent. These are Tyco’s good people, and these folks are good, and so that’s why we’ve been there and we’ve talked to them about our vision and getting by and listening to them and bringing people aboard. There’s a number of people that are getting offers through Tyco to join new Pentair.

And then the other big risk -- I believe if you have the right people and you get them on board and you listen to them and you incorporate their plans, then we’ll have good execution. That’s why I focus on that.

The second thing is just I’m paranoid about what competitors can do. I don’t want to get Franklin’ed again.

And the second one in terms of priorities, we’ve been disciplined portfolio managers, and we like valves and controls and we like thermal. That’s why we did this deal. And what I’d like to do is give my businesses a chance to rack and stack and get that formal discipline priority set up, and then we’ll take a look then. But, no, I’m not rethinking anything yet.

Jeff here and then --

Unidentified Audience Member

   All right, the last one. I guess two questions maybe.

The first one, I think on the S4, you lay out kind of 8% growth going forward. I think your prior targets were 5% to 7%. Is it just the remix, or is there some granularity behind your plan (inaudible)?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Well, we did -- what the numbers in there are is just adding their sales plan and our sales plans together, and basically, they’re at a really good point in their cycle. They’re late cycle, and it’s building. You can see it -- you saw it in their first quarter orders numbers when they went up 21%. So they’ve got momentum. That’s one reason why I want to keep them focused on their business --

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

Unidentified Audience Member

   Right.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   -- and to keep building that momentum to make sure competitors don’t get it.

Unidentified Audience Member

   And then I was wondering on the $5 earnings target, should we think of that as being around -- indicative of a 24% to 26% tax rate? Or if you can actually drive the tax rate lower, that’s up side the shareholders.

Randy Hogan - Pentair, Inc. - Chairman and CEO

   (Inaudible) the base case that we showed you, and basically it’s in the S4, plus the synergies we’ve talked about plus the cost synergies in the 50, and stock buyback.

Unidentified Audience Member

   Right. And can you utilize those Tyco deferred tax assets that are on their balance sheet?

Randy Hogan - Pentair, Inc. - Chairman and CEO

   Yes, I’m getting a nod.

Unidentified Audience Member

   Okay, thank you.

Unidentified Participant

   (Inaudible).

Randy Hogan - Pentair, Inc. - Chairman and CEO

   All set? Thanks.

MAY 22, 2012 / 06:00PM GMT, PNR - Pentair, Inc. at Electrical Products Group Conference

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information

The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the Merger. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-1 containing a preliminary prospectus and Tyco filed with the SEC a preliminary proxy statement regarding the Distribution. The preliminary proxy statement/prospectus regarding the Merger, the preliminary prospectus regarding the Distribution and the Tyco preliminary proxy statement are available free of charge on the SEC’s website at www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Merger and Tyco plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Distribution. Shareholders are urged to read the Form S-4 containing the preliminary proxy statement/prospectus, the Form S-1 containing the preliminary prospectus and the Tyco preliminary proxy statement, which are available now, and the Form S-4 containing the definitive proxy statement/prospectus regarding the Merger, the Form S-1 containing the definitive prospectus regarding the Distribution and the Tyco definitive proxy statement and any other relevant documents when they become available, because they will contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The definitive proxy statement/prospectus relating to the Merger, the definitive prospectus relating to the Distribution, the Tyco definitive proxy statement and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

Participants in the Solicitation

Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and Tyco Flow’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus relating to the Merger, which was filed with the SEC on May 8, 2012. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and Tyco’s preliminary proxy statement, which was filed with the SEC on May 8, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.